EX-99.12

November 21, 2016

Aberdeen Funds

Aberdeen Global Natural Resources Fund, a separate series

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

Aberdeen Funds

Aberdeen Global Equity Fund, a separate series

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

Ladies and Gentlemen:

You have asked us for our opinion concerning certain U.S. federal income tax consequences to (i) Aberdeen Global Equity Fund (the “Acquiring Fund”), a series of Aberdeen Funds, a Delaware statutory trust (the “Trust”); (ii) Aberdeen Global Natural Resources Fund (the “Acquired Fund”), also a series of the Trust and (iii) the holders (“Shareholders”) of voting shares of beneficial interest of the Acquired Fund (the “Acquired Fund Shares”), when the Shareholders receive solely voting shares of beneficial interest of the Acquiring Fund (the “Acquiring Fund Shares”) in exchange for their Acquired Fund Shares pursuant to the acquisition by the Acquiring Fund of all of the assets of the Acquired Fund, as set forth in Section 1.2 of the Plan (as defined below) (the “Assets”) solely in exchange for Acquiring Fund Shares (the “Reorganization”) and the assumption of the liabilities of the Acquired Fund, as set forth in Section 1.3 of the Plan (the “Assumed Liabilities”), all pursuant to that certain Agreement and Plan of Reorganization, dated November 3, 2016 (the “Plan”). This opinion is being delivered pursuant to Section 7.4 of the Plan.

We have reviewed such documents and materials as we have considered necessary for the purpose of rendering this opinion.  In rendering this opinion, we have assumed that such documents as yet unexecuted will, when executed, conform in all material respects to the proposed forms of such documents that we have examined.  In addition, we have assumed the genuineness of all signatures, the capacity of each party executing a document to so execute that document, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

We have made inquiry as to the underlying facts that we considered to be relevant to the conclusions set forth in this letter. The opinions expressed in this letter are based upon certain factual statements relating to the Acquiring Fund and the Acquired Fund set forth in the Combined Prospectus/Proxy Statement filed as part of the Trust registration statement on Form N-14 (the “Registration Statement”) and representations made in letters from the Acquiring Fund and the Acquired Fund addressed to us for our use in rendering this opinion (the “Tax Representation Letters”). We have no reason to believe that these representations and facts are not valid, but we have not attempted to verify independently any of these representations and facts, and this opinion is based upon the assumption that each of them is accurate.

The conclusions expressed herein are based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations issued thereunder, published rulings and procedures of the Internal Revenue Service and judicial decisions, all as in effect on the date of this letter.

Based upon the foregoing, we are of the opinion that for U.S. federal income tax purposes:

•                  the transfer of all of the Acquired Fund’s assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund, followed by the distribution by the Acquired Fund of such Acquiring Fund Shares to shareholders of the Acquired Fund in complete liquidation of the Acquired Fund, all pursuant to the Plan, will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and the Acquiring Fund and the Acquired Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

•                  no gain or loss will be recognized by the Acquiring Fund on the receipt of the assets of the Acquired Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund;

•                  except for gain or loss regularly attributable to the termination of the Acquired Fund’s taxable year, no gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund’s assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund or upon the distribution of the Acquiring Fund Shares to the Acquired Fund’s shareholders in exchange for their shares of the Acquired Fund;

•                  no gain or loss will be recognized by shareholders of the Acquired Fund upon the exchange of their Acquired Fund shares of beneficial interest for the Acquiring Fund Shares or upon the assumption by the Acquiring Fund of the liabilities of the Acquired Fund;

•                  the aggregate tax basis of the Acquiring Fund Shares received by each of the Acquired Fund’s shareholders pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares of beneficial interest held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund Shares to be received by each Acquired Fund shareholder will include the period during which the Acquired Fund shares of beneficial interest exchanged therefor were held by such shareholder (provided that such Acquired Fund shares of beneficial interest were held as capital assets on the date of the Reorganization); and

•                  except for assets which may be marked to market for federal income tax purposes as a consequence of a termination of the Acquired Fund’s taxable year, the tax basis of the

Acquired Fund’s assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund.

This opinion does not address the tax consequences of the Reorganization to contracts or securities on which gain or loss is recognized upon the close of the taxable year or upon the transfer of an asset regardless of whether such transfer would otherwise be a nonrecognition transaction under the Code.  Our opinion is based upon the accuracy of the certifications, representations and warranties and satisfaction of the covenants and obligations contained in the Plan, the Tax Representation Letters and in the various other documents related thereto.  Our opinion may not be relied upon if any of such certifications, representations or warranties are not accurate to any material extent or if any of such covenants or obligations are not satisfied in all material respects.  We hereby consent to the filing of this opinion with the Registration Statement and to the reference to us in the Combined Prospectus/Proxy Statement included as part of the Registration Statement.

Sincerely yours,

/s/ Willkie Farr & Gallagher LLP